SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

Enclosures:

1.     Nokia Press Release dated April 20, 2006 and titled: Nokia reports Q1 2006 net sales of EUR 9.5 billion and EPS of EUR 0.25

PRESS RELEASE

April 20, 2006

Nokia reports Q1 2006 net sales of EUR 9.5 billion and EPS of EUR 0.25

Nokia’s 40% year on year device volume growth drives 29% net sales growth, 32% EPS growth and strong market share gains

	NOKIA IN THE FIRST QUARTER 2006
EUR million	Q1/2006*	Q1/2005**	Change (%)
Net sales	9 507	7 396	29
Mobile Phones	5 869	4 527	30
Multimedia	1 758	1 133	55
Enterprise Solutions	186	307	-39
Networks	1 699	1 431	19
Operating profit	1 367	1 118	22
Mobile Phones	1 085	869	25
Multimedia	323	155	108
Enterprise Solutions	-66	-9
Networks	149	221	-33
Common Group Expenses	-124	-118
Operating margin (%)	14.4	15.1
Mobile Phones (%)	18.5	19.2
Multimedia (%)	18.4	13.7
Enterprise Solutions (%)	-35.5	-2.9
Networks (%)	8.8	15.4
Net profit	1 048	863	21
EPS, EUR
Basic	0.25	0.19	32
Diluted	0.25	0.19	32

*Q1 2006 special items:

•      EUR 14 million initial restructuring charge for the CDMA business in Mobile Phones.

•      EUR 8 million restructuring charge in Enterprise Solutions.

•      Both of these charges impacted operating profit. The net impact of these special items on Q1 2006 EPS diluted was negligible.

**Q1 2005 special items:

•      Financial income included a positive EUR 40 million item representing a gain on the sale of a portion of the France Telecom bond.

•      EUR 15 million restructuring charge in Multimedia (impacted operating profit).

•      The net impact of these special items on Q1 2005 EPS diluted was negligible.

FIRST QUARTER 2006 HIGHLIGHTS

•      Industry quarterly device volumes of 215 million units, down 12% sequentially and up 27% year on year, based on our preliminary market estimate.

•      Nokia quarterly device volumes of 75.1 million units, down 10% sequentially and up 40% year on year.

•      Nokia first quarter device market share of 35%, up 1 percentage point sequentially and up 3 percentage points year on year, based on our preliminary market estimate.

•      Nokia’s net sales in the United States almost doubled year on year.

•      Device ASPs of EUR 103, up sequentially from EUR 99 in the fourth quarter 2005.

JORMA OLLILA, CHAIRMAN AND CEO:

“Nokia had an excellent quarter, with very strong year on year volume, net sales and EPS growth. A robust market coupled with our strong product portfolio and excellent execution produced outstanding results in a seasonally challenging first quarter. And our device market share of 35% in the first quarter – an increase of three percentage points year on year – further reinforces our number one position globally.

Nokia continues to benefit from a diversifying product offering in terms of form and function, led by a greater variety of devices in our mid-range offering. I am also delighted that our strategy to target new mobile communications market segments is working well, as evidenced by the success of the Nokia N70 multimedia device: the highest revenue generator for Nokia this quarter and the world’s number one selling WCDMA device.”

OLLI-PEKKA KALLASVUO, PRESIDENT AND COO:

“The global device market is set for another year of good growth, with the market volume expected to increase 15% or more. This year we anticipate approximately 70% of industry volume growth to come from the emerging markets. We intend to maintain our leadership in these fastest growing markets, where being competitive in the lower priced entry level products is critical to Nokia’s future success. Our infrastructure business is also extremely important to our overall growth strategy, and we’re very pleased with the sales developments we see from this business group.”

INDUSTRY AND NOKIA OUTLOOK FOR THE SECOND QUARTER AND FULL YEAR 2006

•      Nokia expects industry mobile device volumes in the second quarter 2006 to be up sequentially.

•      We expect Nokia’s device market share in the second quarter 2006 to be approximately at the same level sequentially.

•      Sales in our networks business are expected to develop according to normal seasonality in the second quarter 2006.

•      Nokia continues to expect the mobile device market volume to grow 15% or more in 2006, from our estimate of approximately 795 million units in 2005.

•      We continue to expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•      Nokia continues to expect moderate growth in the mobile infrastructure market in euro terms in 2006.

•      Nokia continues to target an increase in its 2006 market share in mobile devices and infrastructure.

Q1 2006 FINANCIAL HIGHLIGHTS

(Comparisons are given to the first quarter 2005 results, unless otherwise indicated.)

Nokia Group

Nokia’s first quarter 2006 net sales increased 29% to EUR 9.5 billion, compared with EUR 7.4 billion in the first quarter 2005. At constant currency, group net sales would have increased 23%.

Nokia’s first quarter 2006 operating profit grew 22% to EUR 1.4 billion (including the negative impact of special items of EUR 22 million), compared with EUR 1.1 billion in the first quarter 2005 (including the negative impact of special items of EUR 15 million). Nokia’s first quarter 2006 operating margin was 14.4% (15.1%).

Operating cash flow for the first quarter 2006 was EUR 1.0 billion, compared with EUR 1.3 billion for the first quarter 2005, and total combined cash and other liquid assets were EUR 9.0 billion, compared with EUR 9.9 billion at December 31, 2005. As of March 31, 2006, our net debt-equity ratio (gearing) was -82%, compared with -77% at December 31, 2005.

Mobile devices

In the first quarter 2006, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups was 75.1 million units, representing 40% year-on-year growth and a 10% sequential decline. Overall industry volume for the same period was 215 million units, representing 27% year-on-year growth and a 12% sequential decline, based on our preliminary market estimate.

The following chart sets out Nokia’s mobile device volumes for the periods indicated as well as the year-on-year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q1 2006	Q1 2005	YoY Change (%)	Q4 2005	QoQ Change (%)
Europe	20.4	17.4	17	29.9	-32
Middle East & Africa	11.9	10.0	19	10.3	16
China	10.9	7.1	54	9.5	15
Asia-Pacific	16.4	10.6	55	14.8	11
North America	8.4	4.3	95	9.8	-14
Latin America	7.1	4.4	61	9.4	-24
Total	75.1	53.8	40	83.7	-10

Based on our preliminary market estimate, Nokia’s market share for the first quarter 2006 grew to 35%, compared with 32% in the first quarter 2005. Sequential market share was also up compared with 34% in the fourth quarter 2005. Nokia’s year-on-year market share increase was driven primarily by strong gains in China, North America, Latin America and Asia-Pacific, which more than offset market share declines in Middle East & Africa and in Europe. Sequential market share gains were driven by gains in Latin America, Middle East & Africa and China, partially offset by a market share decline in Europe.

Nokia’s average selling price in the first quarter 2006 was EUR 103, down from EUR 110 in the first quarter 2005, but increased from EUR 99 in the fourth quarter 2005. Nokia’s first quarter 2006 average selling price reflected a lower than expected proportion of lower priced entry-level products, together with an increased proportion of higher-end products in Nokia’s device sales compared with the fourth quarter 2005. The Nokia N70 multimedia computer was the highest revenue generating device in the first quarter 2006.

Mobile Phones: First quarter 2006 net sales grew 30% to EUR 5.9 billion, compared with EUR 4.5 billion in the first quarter 2005, driven by strong industry volumes and our competitive product portfolio. Net sales increased in all regions year on year. Growth was strongest in North America, where our net sales more than doubled.

Mobile Phones operating profit grew 25% to EUR 1 085 million, compared with EUR 869 million in the first quarter 2005, with an operating margin of 18.5% (19.2%). Operating profit growth in the first quarter 2006 was supported by strong net sales. First quarter 2006 operating profit included a EUR 14 million initial restructuring charge related to the planned formation of a new global company comprising the respective CDMA mobile device businesses of Nokia and SANYO Electric Co. Ltd.

Multimedia: First quarter 2006 net sales increased 55% to EUR 1.8 billion, compared with EUR 1.1 billion in the first quarter 2005. Net sales increased year on year in all regions except North America. Growth was strongest in China, where our net sales more than doubled, followed by Asia-Pacific, Europe, and Middle East & Africa, particularly driven by sales of the recently launched Nokia N70 multimedia computer. Net sales in North America and Latin America continued to be at a low level.

Multimedia first quarter operating profit grew 108% to EUR 323 million, compared with EUR 155 million in the first quarter 2005, with an operating margin of 18.4% (13.7%). First quarter 2005 operating profit included a EUR 15 million restructuring charge. Profitability in the first quarter 2006 was driven by strong sales in high-end multimedia computers and effective cost management.

Enterprise Solutions: First quarter 2006 net sales decreased 39% to EUR 186 million, compared with EUR 307 million in the first quarter 2005. Net sales were down in all regions except China and North America, and were adversely affected by the relative age of the device portfolio.

In the first quarter 2006, Enterprise Solutions had an operating loss of EUR 66 million, compared with an operating loss of EUR 9 million in the first quarter 2005. This was a result of lower net sales and a EUR 8 million restructuring charge primarily related to headcount reductions.

Networks

First quarter 2006 net sales increased 19% to EUR 1.7 billion, compared with EUR 1.4 billion in the first quarter 2005. Net sales increased in North America, followed by Middle East & Africa, Asia-Pacific, Latin America and China, while net sales decreased in Europe. Sales growth was clearly spurred by ongoing subscriber growth in emerging markets.

Networks first quarter operating profit decreased 33% to EUR 149 million, compared with EUR 221 million in the first quarter 2005, with an operating margin of 8.8% (15.4%). Lower profitability was driven primarily by regional mix and strong price competition.

Q1 2006 OPERATING HIGHLIGHTS

Mobile Phones

•      Nokia and SANYO announced plans to form a new global company comprising the respective CDMA mobile device businesses of Nokia and SANYO Electric Co. Ltd.

•      Mid-range device portfolio doing well: Nokia 6230i, 6101/6102 (clamshell), 6280 (slide) and 6111 (slide).

•      Excellent start for new Fashion line with the L’Amour Collection: Nokia 7360, 7370 and 7380.

•      Nokia 1100 family of phones has sold more than 100 million units to date.

•      Over 1 million Nokia 8800 phones sold to date.

Multimedia

•      We estimate the Nokia N70 was the largest selling WCDMA device in the world.

•      Nokia won three top awards from UK magazine Mobile News, including ‘manufacturer of the year’ and ‘most innovative product of the year’ for Nokia Nseries products.

•      Nokia’s first 3G smart phone now shipping to NTT DoCoMo, Inc. in Japan.

•      Nokia, Intel, Modeo, Motorola and Texas Instruments announced a Mobile DTV Alliance.

Enterprise Solutions

•      Completed the acquisition of Intellisync and announced a commitment to maintain support for synchronization and mobile connectivity to applications on non-Nokia devices and multiple device platforms.

•      Nokia began shipping the Nokia IP560, a new enterprise-class firewall that provides medium and large businesses with high-end performance and features at a mid-range price point.

•      Nokia announced that Vodafone K.K. in Japan is using its Intellisync Sync Server to launch “Vodafone Address Book,” a service for new 3G handsets that allows customers to back up their contact information online.

•      Cingular began selling the Nokia 9300 enterprise smart phone in the United States.

Networks

•      Nokia won a major managed services contract with Hutchison Essar, and also secured a USD 190 million managed services and network equipment agreement with “du” in the United Arab Emirates. These wins reinforced Nokia’s leadership credentials in the fast-growing managed services segment. Nokia now has 39 managed service references in 30 countries.

•      Nokia’s 3G customers Wataniya in Kuwait and T-Mobile in Germany opened their commercial HSDPA networks.

•      Vodafone selected Nokia as a preferred IP Multimedia Subsystem (IMS) supplier.

•      In new growth markets, Nokia won a USD 170 million GSM expansion deal with Henan MCC in China, an MSC Server System contract with Telefónica Móviles in Ecuador, and a GSM/EDGE network deal with Astelit in Ukraine.

•      Nokia announced contracts with four new customers: Cable and Wireless, “du”, Telefónica Móviles Ecuador, and Finland’s Aina Group.

•      At 3GSM in Barcelona, a number of new frequency variants were announced for Nokia’s small, innovative and modular ‘Flexi’ WCDMA Base Station.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press

NOKIA IN THE FIRST QUARTER 2006

(International Financial Reporting Standards (IFRS) comparisons given to the first quarter 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 29% to EUR 9 507 million (EUR 7 396 million). Sales of Mobile Phones increased 30% to EUR 5 869 million (EUR 4 527 million). Sales of Multimedia increased 55% to EUR 1 758 million (EUR 1 133 million). Sales of Enterprise Solutions decreased 39% and totaled EUR 186 million (EUR 307 million). Sales of Networks increased 19% to EUR 1 699 million (EUR 1 431 million).

Operating profit increased to EUR 1 367 million (EUR 1 118 million), representing an operating margin of 14.4% (15.1%). Operating profit in Mobile Phones increased 25% to EUR 1 085 million (EUR 869 million), representing an operating margin of 18.5% (19.2%). Multimedia reported an operating profit of EUR 323 million (EUR 155 million), representing an operating margin of 18.4% (13.7%). Enterprise Solutions reported an operating loss of EUR 66 million (operating loss of EUR 9 million). Operating profit in Networks decreased 33% to EUR 149 million (EUR 221 million), representing an operating margin of 8.8% (15.4%). Common Group expenses totaled EUR 124 million (EUR 118 million).

Financial income was EUR 74 million (EUR 78 million). Profit before tax and minority interests was EUR 1 445 million (EUR 1 192 million). Net profit totaled EUR 1 048 million (EUR 863 million). Earnings per share increased to EUR 0.25 (basic) and to EUR 0.25 (diluted), compared with EUR 0.19 (basic) and EUR 0.19 (diluted) in the first quarter 2005.

PERSONNEL

The average number of employees during January - March 2006 was 61 075. At March 31, 2006, Nokia employed a total of 62 763 people (58 874 people at December 31, 2005).

CAPITAL STRUCTURE DEVELOPMENT

Nokia repurchased through its share repurchase plan a total of 84 880 000 Nokia shares on the Helsinki Stock Exchange at an aggregate price of approximately EUR 1 380 million during the period from February 15, 2006 to March 24, 2006. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 5 092 800, representing approximately 1.9% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On March 31, 2006, Nokia and its subsidiary companies owned 346 333 523 Nokia shares. The shares had an aggregate par value of EUR 20 780 011.38, representing approximately 7.8 % of the share capital of the company and of the total voting rights. The total number of shares on March 31, 2006 was 4 434 314 442 and the share capital was EUR 266 058 866.52. The Annual General Meeting on March 30, 2006 resolved to cancel shares repurchased during the past four quarters, a total of 341 890 000 shares. The cancellation was effected on April 6, 2006, reducing the total number of shares correspondingly.

Q1 2006 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 869	1 758	186	1 699		-5	9 507
Gross profit	1 809	703	86	620	6		3 224
Gross margin,%	30.8	40.0	46.2	36.5			33.9
Research and development expenses	-304	-215	-76	-285	-66		-946
% of net sales	5.2	12.2	40.9	16.8			10.0
Selling and marketing expenses	-362	-147	-53	-121	-5		-688
% of net sales	6.2	8.4	28.5	7.1			7.2
Administrative and general expenses	-19	-10	-18	-57	-61		-165
% of net sales	0.3	0.6	9.7	3.4			1.7
Other operating income and expenses	-39	-8	-5	-8	2		-58

Operating profit	1 085	323	-66	149	-124		1 367
Operating margin,%	18.5	18.4	-35.5	8.8			14.4

Q1 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	4 527	1 133	307	1 431	—	-2	7 396
Gross profit	1 484	494	140	612	9	—	2 739
Gross margin,%	32.8	43.6	45.6	42.8			37.0
Research and development expenses	-289	-214	-81	-279	-56	—	-919
% of net sales	6.4	18.9	26.4	19.5			12.4
Selling and marketing expenses	-296	-110	-50	-98	-3	—	-557
% of net sales	6.5	9.7	16.3	6.8			7.5
Administrative and general expenses	-15	-8	-17	-51	-72	—	-163
% of net sales	0.3	0.7	5.5	3.6			2.2
Other operating income and expenses	-15	-7	-1	37	4		18

Operating profit	869	155	-9	221	-118	—	1 118
Operating margin,%	19.2	13.7	-2.9	15.4			15.1

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million (unaudited)

	1-3/2006	Y-o-Y change, %	1-3/2005	1-12/2005

Europe	3 393	8	3 154	14 297
Middle East & Africa	1 290	16	1 115	4 554
China	1 261	45	872	3 846
Asia-Pacific	1 902	48	1 287	6 007
North America	934	88	498	2 841
Latin America	727	55	470	2 646

Total	9 507	29	7 396	34 191

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.06	Y-o-Y change, %	31.03.05	Q-o-Q change, %	31.12.2005

Europe	37 546	5	35 862	1	37 053
Middle East & Africa	461	116	213	30	355
China	6 395	26	5 076	5	6 119
Asia-Pacific	6 392	96	3 254	41	4 518
North America	6 432	-10	7 173	1	6 369
Latin America	5 537	45	3 815	24	4 460

Total	62 763	13	55 393	7	58 874

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	1-3/2006	1-3/2005	1-12/2005

Net sales	9 507	7 396	34 191
Cost of sales	-6 283	-4 657	-22 209

Gross profit	3 224	2 739	11 982
Research and development expenses	-946	-919	-3 825
Selling and marketing expenses	-688	-557	-2 961
Administrative and general expenses	-165	-163	-609
Other income	52	53	285
Other expenses	-110	-35	-233

Operating profit	1 367	1 118	4 639
Share of results of associated companies	4	-4	10
Financial income and expenses	74	78	322

Profit before tax	1 445	1 192	4 971
Tax	-381	-320	-1 281

Profit before minority interests	1 064	872	3 690
Minority interests	-16	-9	-74

Profit attributable to equity holders of the parent	1 048	863	3 616

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.25	0.19	0.83
Diluted	0.25	0.19	0.83

Average number of shares (1 000 shares)
Basic	4 150 295	4 459 302	4 365 547
Diluted	4 162 182	4 467 035	4 371 239

Depreciation and amortization, total	189	180	712

Share-based compensation expense, total	29	11	104

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	31.03.2006	31.03.2005	31.12.2005
ASSETS
Non-current assets
Capitalized development costs	259	259	260
Goodwill	411	90	90
Other intangible assets	267	210	211
Property, plant and equipment	1 602	1 546	1 585
Investments in associated companies	194	187	193
Available-for-sale investments	272	184	246
Deferred tax assets	674	659	692
Long-term loans receivable	7	—	63
Other non-current assets	6	51	7
	3 692	3 186	3 347
Current assets
Inventories	1 738	1 363	1 668
Accounts receivable	5 279	3 939	5 346
Prepaid expenses and accrued income	2 211	1 252	1 938
Other financial assets	123	260	89
Available-for-sale investments	—	75	—
Available-for-sale investments, liquid assets	6 117	9 067	6 852
Available-for-sale investments, cash equivalents	1 272	2 330	1 493
Bank and cash	1 646	1 169	1 565
	18 386	19 455	18 951
Total assets	22 078	22 641	22 298

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	266	280	266
Share issue premium	2 510	2 374	2 458
Treasury shares	-4 995	-2 672	-3 616
Translation differences	33	-125	69
Fair value and other reserves	-106	-45	-176
Retained earnings (1)	12 705	13 113	13 154
	10 413	12 925	12 155
Minority interests	217	152	205
Total equity	10 630	13 077	12 360

Non-current liabilities
Long-term interest-bearing liabilities	22	19	21
Deferred tax liabilities	163	173	151
Other long-term liabilities	99	97	96
	284	289	268
Current liabilities
Short-term borrowing	322	308	377
Accounts payable	3 643	2 889	3 494
Accrued expenses (1)	4 719	3 580	3 320
Provisions	2 480	2 498	2 479
	11 164	9 275	9 670
Total shareholders’ equity and liabilities	22 078	22 641	22 298
Interest-bearing liabilities	344	327	398
Shareholders’ equity per share, EUR	2.55	2.92	2.91
Number of shares (1 000 shares) (2)	4 087 981	4 433 043	4 172 376

(1) Dividends to Nokia shareholders, EUR 1 512 million in 2006 (EUR 1 463 million in 2005), were booked as liability at the end of the first quarter. Cash flow impact will be shown in the second quarter.

(2) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

	1-3/2006	1-3/2005	1-12/2005
Cash flow from operating activities
Profit attributable to equity holders of the parent	1 048	863	3 616
Adjustments, total	533	452	1 774
Profit attributable to equity holders of the parent before change in net working capital	1 581	1 315	5 390
Change in net working capital	-281	180	-366
Cash generated from operations	1 300	1 495	5 024
Interest received	48	86	353
Interest paid	-4	-7	-26
Other financial income and expenses, net received	36	33	47
Income taxes paid	-413	-259	-1 254
Net cash from operating activities	967	1 348	4 144

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-315	—	-92
Purchase of current available-for-sale investments, liquid assets	-973	-2 565	-7 277
Purchase of non-current available-for-sale investments	-25	-9	-89
Purchase of shares in associated companies	-6	-11	-16
Additions to capitalized development costs	-34	-33	-153
Long-term loans made to customers	—	—	-56
Proceeds from repayment and sale of long-term loans receivable	56	—	—
Proceeds from (+), payment of (-) other long-term loans receivable	—	-6	14
Proceeds from (+), payment of (-) short-term loans receivable	75	264	182
Capital expenditures	-149	-112	-607
Proceeds from disposal of shares in Group companies, net of disposed cash	—	5	5
Proceeds from disposal of shares in associated companies	—	—	18
Proceeds from disposal of businesses	—	—	95
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 685	2 552	9 402
Proceeds from sale of current available-for-sale investments	—	174	247
Proceeds from sale of non-current available-for-sale investments	—	—	3
Proceeds form sale of fixed assets	7	1	167
Dividends received	—	—	1
Net cash from investing activities	321	260	1 844

Cash flow from financing activities
Proceeds from stock option exercises	6	—	2
Purchase of treasury shares	-1 379	-649	-4 258
Proceeds from long-term borrowings	2	1	5
Repayment of long-term borrowings	—	—	—
Proceeds from (+), payment of (-) short-term borrowings	-51	107	212
Dividends paid	—	-35	-1 531
Net cash used in financing activities	-1 422	-576	-5 570

Foreign exchange adjustment	-6	10	183
Net increase (+)/decrease (-) in cash and cash equivalents	-140	1 042	601
Cash and cash equivalents at beginning of period	3 058	2 457	2 457
Cash and cash equivalents at end of period	2 918	3 499	3 058

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS 2		94				-101	-7		-7
Impact of implementing IAS 39R					-56	56	—		—
Revised balance at December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399

Tax benefit on stock options exercised		-3					-3		-3
Translation differences				28			28	3	31
Net investment hedge losses				-27			-27		-27
Cash flow hedges, net of tax					-21		-21		-21
Available-for-sale investments, net of tax					-37		-37		-37
Other increase, net						-7	-7	7	—
Profit						863	863	9	872
Total recognized income and expense	—	-3	—	1	-58	856	796	19	815
Share-based compensation		11					11		11
Acquisition of treasury shares			-652				-652		-652
Reissuance of treasury shares			2				2		2
Dividend						-1 463	-1 463	-35	-1 498

Total other equity movements	—	11	-650	0	0	-1 463	-2 102	-35	-2 137
Balance at March 31, 2005	280	2 374	-2 672	-125	-45	13 113	12 925	152	13 077

Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 154	12 155	205	12 360

Tax benefit on stock options exercised		17					17		17
Translation differences				-34			-34		-34
Net investment hedge losses				-2			-2		-2
Cash flow hedges, net of tax					86		86		86
Available-for-sale investments, net of tax					-16		-16		-16
Other increase, net						15	15	-2	13
Profit						1 048	1 048	16	1 064
Total recognized income and expense	—	17	0	-36	70	1 063	1 114	14	1 128
Stock options exercised		6					6		6
Stock options exercised related to acquisitions							0		0
Share-based compensation		29					29		29
Acquisition of treasury shares			-1 380				-1 380		-1 380
Reissuance of treasury shares			1				1		1
Dividend						-1 512	-1 512	-2	-1 514

Total of other equity movements	—	35	-1 379	—	—	-1 512	-2 856	-2	-2 858
Balance at March 31, 2006	266	2 510	-4 995	33	-106	12 705	10 413	217	10 630

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

		GROUP
	31.03.06	31.03.05	31.12.2005

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	28	11	10

Contingent liabilities on behalf of Group companies
Other guarantees	308	250	276

Contingent liabilities on behalf of other companies
Guarantees for loans	—	3	—
Other guarantees	2	3	2

Leasing obligations	635	600	664

Financing commitments
Customer finance commitments	13	56	13

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1) (unaudited)

	31.03.06	31.03.05	31.12.2005

Foreign exchange forward contracts (2)	34 950	26 987	29 991
Currency options bought (2)	400	154	284
Currency options sold (2)	163	91	165
Interest rate swaps and futures	4 400	711	50
Cash settled equity options (3)	150	147	150
Credit default swaps (4)	—	200	—

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

(4) Credit default swaps are used to selectively hedge counterparty risk involved in investment activities.

1 EUR = 1.217 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 – 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Nokia, Helsinki – April 20, 2006

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

• Nokia plans to report its Q2 and Q3 2006 results on July 20 and October 19, 2006 respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2006	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel